FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
                                  ------------
             (Exact Name of Registrant as Specified in its Charter)

                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)



                       Form 20-F__X__                           Form 40-F_____


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934)



                        Yes_____                                 No__X__


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)

                                   ENCLOSURES



     InfoVista SA (the "Company") is furnishing under cover of Form 6-K the Consolidated Financial Statements as of June 30, 2001 and 2000 and for the years ended June 30, 2001, 2000 and 1999.

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        INFOVISTA SA

 Dated: November 14th, 2001             By : /s/ ALAIN TINGAUD
                                        Alain Tingaud
                                        Chairman and Chief Executive Officer

                                  INFOVISTA SA



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of InfoVista SA


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in stockholders' equity, present fairly, in all material respects, the financial position of InfoVista SA and its subsidiaries (the "Company") at June 30, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Paris, France
July 25,2001

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers





Jean-Francois Chatel
Partner


                                                       INFOVISTA SA

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (In thousands, except for share and per share data)

                                                                                           Year Ended June 30,
                                                                                -----------------------------------------
                                                                                   2001            2000           1999
                                                                                -----------    -----------    -----------
Revenues
   License revenues                                                          (euro)  19,548  (euro)  7,691  (euro)  1,615
   Service revenues                                                                   8,111          2,650          1,190
                                                                                -----------    -----------    -----------
Total revenues                                                                       27,659         10,341          2,805

Cost of revenues
   Costs of license                                                                     882            216             67
   Costs  of  services  (exclusive  of  non-cash  compensation  expense  of
   (euro)146,(euro)215 and(euro)32, respectively)                                     5,893          2,540          1,564
                                                                                -----------    -----------    -----------
Total cost of revenues                                                                6,775          2,756          1,631

                                                                                -----------    -----------    -----------
   Gross profit                                                                      20,884          7,585          1,174

Operating expenses
   Selling and marketing expenses (exclusive of non-cash compensation
   expense of(euro)309,(euro)361 and(euro)43, respectively)                          16,574          8,589          2,807

   Research and  development  expenses  (exclusive  of non-cash  compensation
   expense of(euro)155,(euro)231 and(euro)38, respectively)                           4,640          1,952          1,063

   General and administrative  expenses  (exclusive of non-cash  compensation
   expense of(euro)1,619,(euro)600 and(euro)442, respectively)                        7,629          3,184          1,689

   Stock compensation expense                                                         2,229          1,407            554
   Amortization of goodwill and purchased intangibles assets                            513           --             --

                                                                                -----------    -----------    -----------
Total operating expenses                                                             31,585         15,132          6,113

                                                                                -----------    -----------    -----------
   Operating loss                                                                   (10,701)        (7,547)        (4,939)

Other income:
   Interest income                                                                    3,105            116             76
   Net foreign currency transaction gains                                             1,214            458            388

                                                                                -----------    -----------    -----------
Loss before income taxes and minority interests                                      (6,382)        (6,973)        (4,475)

Income tax (expense) benefit                                                             (2)          --               13
Minority interest                                                                        68             17           --
                                                                                -----------    -----------    -----------
Net Loss                                                                     (euro)  (6,316) (euro) (6,956) (euro) (4,462)
                                                                                ===========    ===========    ===========

Basic and diluted loss per share                                             (euro)   (0.34) (euro)  (0.89) (euro)  (0.65)
                                                                                ===========    ===========    ===========

Basic and diluted weighted average shares outstanding                            18,851,731      7,772,868      6,884,708


The consolidated statements of income for the year ended June 30, 1999 has been restated from French  francs to Euros using the exchange  rate as of January 1, 1999.

The  notes  on  pages  F-7 to F-21  are an  integral  part  of the  consolidated financial statements.


                                            CONSOLIDATED BALANCE SHEETS
                                (In thousands, except for share and per share data)

                                                                                       As of June 30
                                                                          ----------------------------------------
                                                                                  2001                2000
                                                                          -------------------  -------------------
ASSETS

Cash and cash equivalents                                                 (euro)     62,904    (euro)      2,950
Trade receivables, net of allowance of(euro)632 and(euro)145,
  respectively)                                                                       9,289                9,710
Prepaid IPO fees                                                                          -                  989
Prepaid expenses and other current assets                                             2,565                4,421
                                                                          -------------------  -------------------
     Total current assets                                                            74,758               18,070
                                                                          -------------------  -------------------

Fixed assets, net                                                                     4,758                1,326
Licensed technology and advances, net                                                 1,568                    -
Goodwill and other purchased intangible assets, net                                   3,139                    -
Deposits and other assets                                                               777                  750
                                                                          -------------------  -------------------
     Total non current assets                                                        10,242                2,076
                                                                          -------------------  -------------------

                                                                          -------------------  -------------------
Total assets                                                              (euro)     85,000    (euro)     20,146
                                                                          -------------------  -------------------

LIABILITIES & STOCKHOLDERS' EQUITY

Trade payables                                                            (euro)      3,708    (euro)      4,124
Current portion of long-term debt                                                       259                  183
Accrued salaries and commissions                                                      1,526                  770
Accrued social security and other payroll taxes                                         763                  607
Deferred revenue                                                                      4,465                6,736
Other current liabilities                                                             1,262                1,001
                                                                          -------------------  -------------------
     Total current liabilities                                                       11,983               13,421
                                                                          -------------------  -------------------

Long-term debt                                                                          305                  564
Other long term liabilities                                                             143                  104
Commitments and contingencies (Note 11)
                                                                          -------------------  -------------------
     Total non-current liabilities                                                      448                  668
                                                                          -------------------  -------------------

Minority interest                                                                         -                   53

Stockholders' equity
Preferred stock, par value of(euro) 0.54 per share (0 and
3,950,607 shares authorized, issued and outstanding)                                      -                2,133
Common stock, par value of(euro)0.54 per share (19,641,414 and
8,978,871 shares authorized and issued, and 19,634,661 and
8,978,871 shares outstanding)                                                        10,606                4,849
Capital in excess of par value of stock                                              85,701               17,578
Accumulated deficit                                                                 (22,680)             (16,364)
Other reserves                                                                           16                   16
Cumulative translation adjustement                                                     (603)                (901)
Deferred compensation                                                                  (399)              (1,307)
Less common stock in treasury, (6,753 and 0 shares)                                     (72)                   -
Total stockholders' equity                                                           72,569                6,004
                                                                          -------------------  -------------------

                                                                          -------------------  -------------------
Total liabilities and stockholders' equity                                (euro)     85,000    (euro)     20,146
                                                                          ===================  ===================


The  notes  on  pages  F-7 to F-21  are an  integral  part  of the  consolidated financial statements.



                                                 STATEMENTS OF STOCKHOLDER'S EQUITY
                                         (In thousands, except for share and per share data)



                                Number of  Number of                                                   Capital       Accumulated
                                preferred  ordinary    Number of    Preferred      Common              in excess       other
                                shares -   shares -    treasury      stock -       stock -  Treasury  par value   comprehensive
                                Series P   Series O     shares      Series P      Series O   stock     of stock        loss
--------------------------------------------------------------------------------------------------------------------------------
Balance, as of June 30, 1998    5,809,720  13,769,415          -  (euro) 1,594        3,799       -  (euro)  4,210 (euro) (4,974)
--------------------------------------------------------------------------------------------------------------------------------

Exercise of stock warrants      2,091,494                                  574                               1,285

Issuance of stock options                                                                                    1,270
Stock compensation expense                                                                                     388
Components of comprehensive income:
Cumulative translation adjustment                                                                                           (258)
Net loss                                                                                                                  (4,462)
                                                                                                                   -------------
Comprehensive loss                                                                                                        (4,720)

--------------------------------------------------------------------------------------------------------------------------------
Balance, as of June 30, 1999    7,901,214  13,769,415          -         2,168        3,779       -          7,153        (9,694)
================================================================================================================================

Issuance of common stock                    2,800,000                                   768                  6,091
Exercise of stock warrants                  1,200,000                                   324                  2,603
Exercise of employee stock                    188,326                                    51                     24
options
Reverse stock split            (3,950,607) (8,978,870)
Issuance of stock options                                                                                    1,244
Stock compensation expense                                                                                     355
Change in par value                                                        (35)         (73)                   108
Components of comprehensive income:
Net loss                                                                                                                  (6,956)
Cumulative translation adjustment                                                                                           (615)
                                                                                                                   -------------
Comprehensive loss                                                                                                        (7,571)

--------------------------------------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2000   3,950,607   8,978,871          -         2,133        4,849       -         17,578       (17,265)
================================================================================================================================

Issuance of common stock                    6,000,000                                 3,240                 73,560
IPO fees and commissions                                                                                    (8,150)
Conversion of preferred stock  (3,950,607)  3,950,607                   (2,133)       2,133
into common stock
Exercise of stock warrants                    526,039                                   284                  1,237
Exercise of employee stock                    185,897                                   100                    231
options
Reversal of deferred
compensation related to                                                                                       (161)
forfeited stock options
Stock compensation expense                                                                                   1,482
Purchase of treasury stock,                                19,942                               (434)
at cost
Common stock issued from                                  (13,189)                               362           (76)
treasury
Components of comprehensive income:
Net loss                                                                                                                  (6,316)
Cumulative translation adjustment                                                                                            298
                                                                                                                    -------------
Comprehensive loss                                                                                                        (6,018)

---------------------------------------------------------------------------------------------------------------------------------
Balance, as of June, 30, 2001           -  19,641,414       6,753          -  (euro) 10,606     (72) (euro) 85,701 (euro)(23,283)
=================================================================================================================================





                                            Other       Deferred
                                           reserves   compensation      Total
---------------------------------------------------------------------------------
Balance, as of June 30, 1998             (euro)    33  (euro) (11)   (euro) 4,631
---------------------------------------------------------------------------------

Exercise of stock warrants
                                                                           1,859
Issuance of stock options                                  (1,270)             -
Stock compensation expense                                    166            554
Components of comprehensive income:
Cumulative translation adjustment                                           (258)
Net loss                                                                  (4,462)
                                                                     -----------
Comprehensive loss                                                        (4,720)

--------------------------------------------------------------------------------
Balance, as of June 30, 1999                       33      (1,115)         2,324
================================================================================

Issuance of common stock                                                   6,859
Exercise of stock warrants                                                 2,927
Exercise of employee stock                        (17)                        58
options
Reverse stock split                                                            -
Issuance of stock options                                  (1,244)             -
Stock compensation expense                                  1,052          1,407
Change in par value                                                            -
Components of comprehensive income:
Net loss                                                                  (6,956)
Cumulative translation adjustment                                           (615)
                                                                     -----------
Comprehensive loss                                                        (7,571)

--------------------------------------------------------------------------------
Balance, as of June, 30, 2000                      16      (1,307)         6,004
================================================================================

Issuance of common stock                                                  76,800
IPO fees and commissions                                                 (8,150)
Conversion of preferred stock                                                  -
into common stock
Exercise of stock warrants                                                 1,521
Exercise of employee stock                                                   331
options
Reversal of deferred
compensation related to                                       161             -
forfeited stock options
Stock compensation expense                                    747          2,229
Purchase of treasury stock,                                                 (434)
at cost
Common stock issued from                                                     286
treasury
Components of comprehensive income:
Net loss                                                                  (6,316)
Cumulative translation adjustment                                            298
                                                                     -----------
Comprehensive loss                                                        (6,018)

---------------------------------------------------------------------------------
Balance, as of June, 30, 2001            (euro)    16 (euro) (399) (euro) 72,569
=================================================================================

The consolidated statements of stockholders' equity for the year ended June 30, 1999 has been restated from French francs to Euros using the exchange rate as of January 1, 1999.

The notes on pages F-7 to F-21 are an integral part of the consolidated financial statements.

                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (In thousands, except for share and per share data)

                                                                                               Year ended June 30
                                                                          ----------------------------------------------------
                                                                                 2001             2000              1999
                                                                          ----------------------------------------------------
Cash flows from operating activities:
Net loss                                                                    (euro) (6,316)   (euro) (6,956)    (euro) (4,462)
Adjustments to reconcile net loss to net cash used by operating activities:
   Depreciation                                                                       811              222               142
   Amortization of goodwill and intangibles                                           513                -                 -
   Amortization of licensed technologies and royalty advances                         201                -                 -
   Stock compensation expense                                                       2,229            1,407               554
   Provision for bad debt                                                             487              138                29
   Minority interest                                                                  (53)              53                 -
Changes in operating assets and liabilities:
   Trade receivables                                                                 (247)          (8,574)             (846)
   Prepaid expenses and other current assets                                        3,160           (4,857)             (250)
   Deposits and other assets                                                          (27)             (25)             (138)
   Accounts payable                                                                  (496)           3,490               240
   Accrued expenses                                                                 1,269            1,403               192
   Deferred revenues                                                               (2,559)           5,722               818
   Other current liabilities                                                         (616)             139               202
   Other long term liabilities                                                         40               60                42
                                                                          ----------------------------------------------------
Net cash used by operating activities                                              (1,604)          (7,778)           (3,477)
                                                                          ----------------------------------------------------

Cash flows from investing activities:
   Acquisition of businesses, net of cash acquired                                 (2,959)               -                 -
   Purchase of fixed assets                                                        (4,082)            (934)             (479)
   Purchase of licensed technologies and royalty advances                          (1,769)               -                 -
                                                                          ----------------------------------------------------
Net cash used by investing activities                                              (8,810)            (934)             (479)
                                                                          ----------------------------------------------------

Cash flows from financing activities:
   Proceeds from issuance of debt                                                       -              305                 -
   Payment of debt                                                                   (183)            (122)             (122)
   Payments on acquired debt                                                         (101)               -                 -
   Proceeds from exercise of stock options                                            331               58                 -
   Proceeds from exercise of stock warrants                                         1,521            2,927             1,859
   Proceeds from issuance of common stock                                          68,650            6,859                 -
   Purchase of treasury stock                                                        (434)               -                 -
   Proceeds from issuance of treasury stock                                           287                -                 -
                                                                          ----------------------------------------------------
Net cash provided by financing activities                                          70,071           10,027             1,737
                                                                          ----------------------------------------------------

                                                                          ----------------------------------------------------
Net change in cash                                                                 59,657            1,315            (2,219)
                                                                          ----------------------------------------------------

      Effects of exchange rate changes                                                297             (615)             (258)

                                                                          ----------------------------------------------------
     Increase in cash and cash equivalents                                  (euro) 59,954    (euro)    700     (euro) (2,477)
                                                                          ----------------------------------------------------

Cash and cash equivalents at beginning of period                            (euro)  2,950    (euro)  2,250     (euro)  4,727
Cash and cash equivalents at end of period                                  (euro) 62,904    (euro)  2,950     (euro)  2,250

Supplemental disclosure of non-cash transactions
   Recognition of deferred compensation related to grants of stock options  (euro) (1,482)   (euro) (1,244)    (euro) (1,270)
   Reversal of deferred compensation on cancellation of related options     (euro)    161    (euro)      -     (euro)      -
   Conversion of preferred stock to common stock                            (euro)  2,133    (euro)      -     (euro)      -
   Debt acquired through acquisition of business                            (euro)    101    (euro)      -     (euro)      -


The  consolidated  statements  of cash flow for the year ended June 30, 1999 has been  restated from French francs to Euros using the exchange rate as of January 1, 1999.

The  notes  on  pages  F-7 to F-21  are an  integral  part  of the  consolidated financial statements.

                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS
               (In thousands, except for share and per share data)


1 - SIGNIFICANT ACCOUNTING POLICIES

     Description of business

InfoVista SA and its subsidiaries (the "Company") design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology ("IT") infrastructure, including networks, servers and applications. In addition, we provide service support for the installation, implementation, training and maintenance of our products. Our products are part of the software market segment known as Service Level Management ("SLM"). We market our products to telecommunication companies, Internet Service Providers ("ISPs") and other IT intensive organizations. The Company maintains its headquarters in Les Ulis (outside Paris), France with seven subsidiaries located in Europe, North America and Asia.


     Financial statements presented in euros

The 1999 consolidated financial statements, which were initially prepared in French francs, have been restated to be presented in Euros, using the official exchange rate as of January 1, 1999. The exchange rate used for all periods presented is 1 Euro = 6.55957 French francs.

Consolidated financial statements reported in Euros depict the same trend as they would have depicted should they have been reported prior to the introduction of the Euro. However, consolidated financial statements reported in Euros may not be comparable to financial statements of other companies that have been restated in Euros from a local currency other than the French franc.


     Principles of consolidation and basis of presentation

The consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year presentation.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. InfoVista BNL was created in December 2000, and InfoVista IBE in June 2001. TISS Intra GmbH was acquired on December 2, 2000.

Consolidated companies are the following:


   Company                     Country of incorporation     % of ownership   Fiscal year of incorporation
   -------                     ------------------------     --------------   ----------------------------
InfoVista SA (parent)                   France                   -                         -
InfoVista Corp                          USA                     100 %                     1998
InfoVista UK                            Great Britain           100 %                     1999
InfoVista GmbH                          Germany                 100 %                     1999
InfoVista Asia-Pacific Pte Ltd          Singapore              72.83 %                    2000
TISS Intra GmbH                         Germany                 100 %                     2001
InfoVista BNL                           Belgium                 100 %                     2001
InfoVista IBE                           Spain                   100 %                     2001


                                  INFOVISTA SA

               (In thousands, except for share and per share data)

     Foreign currency translation

Generally, the functional currency of the Company and its subsidiaries is the applicable local currencies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation", while the Company's reporting currency is the euro.

All assets and liabilities of the Company and its subsidiaries with functional currencies other than euro are translated into euro equivalents at exchange rate as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the average rate of exchange for the year, and (3) shareholder's equity accounts at historical exchange rates. Generally, transaction gains or losses are reflected in net income (loss). Transaction gains or losses that are related to intercompany investments that are considered long-term in nature are recorded in cumulative translation adjustment as a separate component of shareholder's equity.


     Cash and cash equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.


     Trade receivables

Trade receivables are carried at anticipated net realizable value. Doubtful accounts are provided for on the basis of anticipated collection losses. The estimated losses are determined from historical collection experience and a review of outstanding accounts receivable.


     Fixed assets

Fixed assets are recorded at their historical cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, which are as follows:

        Furniture and fixtures                     10 years
        Computers and hardware                      5 years
        Leasehold Improvements                     10 years
        Purchased software                          3 years

Leasehold improvements are depreciated over the lesser of its useful life or the remaining period of the existing leases. Repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation are eliminated from the accounts and any resulting gain or loss is recognized in other income/expense.

Fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


     Research and development of computer software

The Company accounts for software development costs in accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs incurred prior to establishment of technological feasibility are expensed as incurred and reflected as research and development costs in the Consolidated statement of operations.

To date, the establishment of technological feasibility of the Company's products and their general release substantially coincide. As a result, the Company has not capitalized any software development cost since such costs have not been significant.


     Goodwill and other purchased intangible assets

The Company records goodwill when the cost of net identifiable assets it acquires in a purchase business combination exceeds their fair value. Goodwill and the cost of identified intangible assets are amortized on a straight-line basis over five and four years, respectively. The Company regularly performs reviews to determine if the carrying value of assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. No such impairment has been indicated to date. If, in the future, management determines the existence of impairment indicators, the Company would use undiscounted cash flows to initially determine whether impairment should be recognized. If necessary, the Company would perform a subsequent calculation to measure the amount of the impairment loss based on the excess of the carrying value over the fair value of the impaired assets. If quoted market prices for the assets are not available, the fair value would be calculated using the present value of estimated expected future cash flows. The cash flow calculation would be based on management's best estimates, using appropriate assumptions and projections at that time.


     Licensed technology and royalty advances

Licensed technology and royalty advances, which pertain to payments by the Company for the license of technology used in the Company's products, are stated at cost less accumulated amortization. Costs of Licensed technology and royalty advances are amortized using the greater of (1) the straight-line method over their estimated economic lives or (2) current period revenue to anticipated total revenues during the license period.


     Revenue recognition

Under U.S. GAAP ("Generally Accepted Accounting Principles"), revenues from sales of our licenses to our end-user clients are recognized when we receive a purchase order, we deliver the software (assuming no significant obligations on our part remain), collection of the resulting receivable is probable and the amount of fees is fixed or determinable. Some clients elect to evaluate and test our products on a limited basis for a period of 30 days during which time no revenue is recognized. Prior to December 31, 1999 we recognized license revenues generated from sales through our Business Solution Integrator ("BSI") and systems integrators when we received cash from a sale since, under our agreements, the BSI and other resellers had certain cancellation options. Subsequent to December 31, 1999, BSI contracts have been revised to exclude these cancellation options and, accordingly, we currently recognize BSI license revenues on the same basis as for end-user clients. We provide for allowances for credit losses and for estimated future returns from our BSIs upon shipment. We recognize license revenues from our Original Equipment Manufacturers ("OEMs") after receipt from them of a quarterly report of their sales made in that period.

Our customers purchase maintenance services for an initial period (typically 12 months) as part of the purchase of the license. The maintenance contract is automatically renewable for subsequent 12-month periods unless the client or the Company cancels. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are non-refundable. We defer revenues for maintenance services and recognize them ratably over the term of the maintenance agreement. Since licenses are almost always sold with maintenance services, we recognize the amount of license revenue in a license and maintenance package based on the residual value method. The fee allocated to maintenance services is based upon the fee charged to renew these maintenance services. Any discounts offered for products or services are

                                  INFOVISTA SA

               (In thousands, except for share and per share data)

allocated to the delivered license portion of the fee. Revenues from consulting, training and other support services are generally recognized as the services are performed. These revenue recognition policies for maintenance and other services are the same regardless of the sales channel used. Service revenues are not shared between our BSIs and us. End users either enter into a service contract directly with us, in which case we record revenues ratably over the term of the service agreement, or with a BSI. We receive no portion of the service revenues generated by our BSIs.

License revenues and services revenues that have been prepaid or invoiced but that have not yet been recognized as revenues under our policy are reflected as deferred revenues.


     Income taxes

The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using currently enacted applicable tax rates. SFAS 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.


     Loss per share

Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during the period. Dilutive equivalent shares consist of stock options and warrants granted and not yet exercised, and the conversion of preferred stock. All dilutive equivalent shares that have an antidilutive effect are excluded from the computation of loss per share.


     Fair value of financial instruments

As of June 30, 2001 and 2000, the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, other receivables, accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments. As of June 30, 2001 and 2000, the fair value of long-term debt was (euro) 290 and (euro) 519 respectively, compared to book values of (euro) 305 and (euro) 564 respectively. As of June 30, 2001 and 2000, the fair value of long-term deposits and other non current assets was (euro) 614 and (euro) 532 respectively, compared to book values of (euro) 777 and (euro) 750 respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.


     Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high credit quality financial institutions. Trade receivables potentially subject the Company to concentrations of credit risk. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past.


     Stock purchase options and warrants

The Company accounts for its stock options and purchase warrants issued to employees pursuant to the provisions of Accounting Principles Board ("APB") 25, "Accounting for Stock Issued to Employees," and related interpretations whereby compensation cost is measured, at the measurement date, as the difference between the market value of stock and the exercise price (the intrinsic value method). The measurement date corresponds to the date on which both the number of shares subject to grant and the exercise price per share are known.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)

     Recent accounting pronouncements

In July 2001, the Financial Accounting Standard Board ("FASB") issued SFAS 141, Business Combinations. Under SFAS 141, entities are required to account for all business combinations initiated after June 30, 2001 using one method, the purchase method. The Company adopted SFAS 141 on July 1, 2001. The adoption did not have an effect on the Company's consolidated financial position or results of operations.

In July 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company has not yet determined the impact that this standard will have on its results of operations and financial position. As of June 30, 2001, the Company has a goodwill balance of (euro) 1,653, to be amortized in future periods.

In July 2001, The FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS 143 is effective for companies with fiscal years beginning after June 20, 2002; early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligations associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The Company is currently evaluating the effect this statement will have on its results of operations and financial position. We believe that the adoption of SFAS No. 143 won't have a material effect on the Company.


     Estimates and assumptions

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


2 - SEGMENT INFORMATION

     Reportable segments

For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, North America and Asia, where its eight operating entities are located.

The enterprise's chief operating decision-maker, as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," the Board of Directors, reviews operating results on the basis of the organization as described above.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


     Geographic areas

The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

     Revenue analysis

                                                          Year Ended June 30,
                                       ---------------------------------------------------------
                                          2001                  2000                 1999
                                       ---------------------------------------------------------
Europe
     France                            (euro)   5,231      (euro)   3,782         (euro) 1,799
     Others                                     9,149               2,086                    -
                                       ---------------------------------------------------------
     Total                                     14,380               5,868                1,799

Asia                                            1,198                   -                    -

United States of America                       12,081               4,473                1,006

                                       ---------------------------------------------------------
Total sales to external customers      (euro)  27,659      (euro)   10,341        (euro) 2,805
                                       =========================================================


     Carrying amount of long-lived assets

Long-lived assets reflect net fixed assets.

                                                                As of June 30,
                                                   -------------------------------------
                                                          2001                2000
                                                   -------------------------------------
Europe
     France                                        (euro)   2,342         (euro)   729
     Others                                                   356                   39
                                                   -------------------------------------
     Total                                                  2,698                  768

Asia                                                          241                   14

United States of America                                    1,819                  544

                                                   -------------------------------------
Total carrying amount of long-lived assets         (euro)   4,758         (euro) 1,326
                                                   =====================================

     Information about major customers

The Company derives a substantial portion of its revenues from certain customers.

For the year ended June 30, 2001, revenues amounted to greater than 10% of total revenues for one customer, located in Germany for (euro) 2,998. No customer individually accounted for more than 10% of consolidated net revenues for the year ended June 30, 2000. For the year ended June 30, 1999, revenues amounted to greater than 10% of total revenues for three different customers, located in France for (euro) 486 and (euro) 290, and the United States for (euro) 363.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)

3 - INCOME TAXES

The income tax (expense) benefit consisted of:

                                                     Year Ended June 30,
                                       -----------------------------------------------
                                           2001              2000          1999
                                       -----------------------------------------------
Current income tax (expense) benefit   (euro)   (2)     (euro)     -     (euro)    13
Deferred income tax (expense) benefit            -                 -                -
                                       -----------------------------------------------
                                       (euro)    (2)    (euro)     -     (euro)    13
                                       ===============================================

The 1999 tax benefit recognized in the income statement is mainly attributable to research-related tax credits in France.

     Effective tax rate

Actual income tax differs from the amount that would arise from using the statutory tax rate in France as follows:


                                                                         Year Ended June 30,
                                                           ---------------------------------------------
                                                                 2001            2000             1999
                                                           ---------------------------------------------
Statutory tax rate in France                                     35.32%          36.67%          40.00%
Deferred tax assets on operating losses and temporary           (67.27)%        (16.75)%        (24.03)%
differences -Valuation allowance
Effect of differences in foreign tax rates                        6.98%         (11.23)%        (11.94)%
Research-related tax credits                                       -               -              0.38%
Permanent differences and others                                 24.97%          (8.69)%         (4.09)%
                                                           ---------------------------------------------
Effective tax rate                                                0.00%           0.00%           0.32%
                                                           ==============================================


           Deferred tax assets and valuation allowance

For the years ended June 30, 2001, 2000 and 1999, the Company provided for a valuation allowance of (euro) 10,570, (euro) 3,914 and (euro) 2,655 respectively, against net deferred tax assets primarily related to the net operating loss carryforwards.

As of June 30, 2001, the approximate income tax effects of the temporary book to tax differences are as follows:

Deferred tax assets on tax loss carryforwards   (euro)     10,168

Deferred tax on temporary differences:
     Depreciation                                            (167)
     Deferred revenues                                        641
     Others                                                   (72)
                                                 -----------------
     Total                                                    402

                                                 -----------------
Net deferred tax assets                                    10,570
Valuation allowance                                       (10,570)
                                                 -----------------
                                                 (euro)         0
                                                 =================

Management believes that it is reasonably possible that a material adjustment to the valuation allowance will occur during the next fiscal year as result of its potential use of deferred tax assets on tax loss carryforwards.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


     Net operating loss carryforwards

As of June 30, 2001, expiration dates of net operating loss carryforwards were as follows:

Expiration date:
      2002                                     (euro)           671
      2003                                                    1,071
      2004                                                      567
      2005                                                       68
      2006                                                    3,195
      Between 2013 and 2022                                  15,841
      No expiration date                                      5,457
                                               ---------------------
Total net operating loss carryforwards         (euro)        26,870
                                               =====================

Fully reserved tax loss carryforwards of (euro) 473 were acquired in the TISS's acquisition. Any subsequent recognition of the tax benefit for tax loss carryforwards related to the acquired company will be allocated first to reduce goodwill and then any other intangible assets identified during the purchase price allocation; any remaining tax benefit for tax loss carryforwards will thereafter be a reduction of tax expense.

Fiscal years ended from June 30, 1996 to June 30, 2001 are subject to tax audit from the respective tax authorities in the countries where the Company's subsidiaries are incorporated. The Company's management does not believe that adjustments, if any, arising from such audits would have a significant effect on the Company's financial position or results of operations.

Loss before income taxes and minority interest was as follows:


                                  Year Ended June 30,
              ----------------------------------------------------------
                     2001                2000                 1999
              ----------------------------------------------------------

France         (euro)   (8,139)   (euro)   (5,186)     (euro)   (2,674)
Others                   1,757             (1,787)              (1,801)
              ----------------------------------------------------------
Total          (euro)   (6,382)   (euro)   (6,973)     (euro)   (4,475)
              ==========================================================

     Research-related tax credit

As of June 30, 2001 and 2000, the Company had research-related tax credit receivables, net that amounted to (euro) 409 and (euro) 577, respectively. Research-related tax credits are granted on the basis of the increase in qualifying research and development costs. These tax credits can be utilized to pay corporate income tax or they are reimbursed to the Company, within three years after the tax credits have been filed with the tax authorities.


4 - FIXED ASSETS, NET

                                                 As of June 30
                                     ---------------------------------------
                                            2001                 2000
                                     ---------------------------------------

Computers and hardware               (euro)      2,784      (euro)      978
Purchased software                               1,034                  370
Furniture and fixtures                           1,093                  326
Leasehold improvements                           1,248                  162
                                     ---------------------------------------
                                                 6,159                1,836
Accumulated depreciation                        (1,401)                (510)
                                     ---------------------------------------
                                     (euro)      4,758      (euro)    1,326
                                     =======================================

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


5 - GOODWILL AND OTHER PURCHASED INTANGIBLE ASSETS, NET


                                                As of June 30
                                   -------------------------------------
                                          2001                 2000
                                   -------------------------------------

Goodwill                           (euro)    1,912          (euro)    -
Workforce                                      220                    -
Existing technologies                        1,520                    -
                                   -------------------------------------
                                             3,652
Accumulated amortization                      (513)                   -
                                   -------------------------------------
                                   (euro)    3,139          (euro)    -
                                   =====================================


6 - ACQUISITION OF TISS

On December 2, 2000, the Company entered into an agreement to acquire all of the outstanding common shares of TISS Intra GmbH ("TISS"), a privately-held company that was an InfoVista Business Solution Integrator ("BSI") for over a year, implementing complete Service Level Management ("SLM") solutions, including training, maintenance and support for clients such as AUDI, Concert, and Deutsche Telekom. Under the terms of the acquisition agreement, the Company assumed approximately (euro) 1,896 of liabilities and paid approximately (euro) 3,158 (includes (euro) 125 of transaction costs) in cash to acquire TISS in January 2001. The transaction was accounted for under the purchase method of accounting. TISS's results of operations have been included in the Company's consolidated financial statements, from December 2000 (the date of the acquisition).

The Company has performed a formal purchase price allocation. A summary of the allocation of the purchase price is as follows:

          Total net assets                                 (euro)      (494)
          Intangible assets:
              Assembled workforce                                       220
              Core technology                                         1,520
              Goodwill                                                1,912
          Total intangible assets                                     3,652
                                                           ----------------
                                                           (euro)     3,158
                                                           ================

All of TISS's research and development efforts had reached technological feasibility before the acquisition date, therefore, no in-process research and development existed. Goodwill, which represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired, less liabilities assumed, is being amortized over the estimated life of five years. The other intangible assets are being amortized over their estimated lives of four years.


7 - CAPITAL (PREFERRED STOCK, COMMON STOCK AND CAPITAL IN EXCESS OF PAR VALUE)

     Preferred stock

The Series P Preferred shares had a liquidation preference over the Series O Common Shares. The holders of Series P were entitled to receive dividends equal to 7% of distributable earnings (earnings for the year less statutory reserves), subject to approval by the Company's shareholders to distribute such dividends. Such dividends were non-cumulative. There had been no distributable earnings and, therefore, no preferred dividends have been declared.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


In June 1998, the Company authorized and issued 2,904,860 shares of its Series P Preferred Shares at par value of (euro) 0.5488. The issuance included stock purchase warrants that allowed the holder to subscribe to additional Series P shares in the proportion of 0.18 shares for one warrant at an exercise price of
(euro) 1.76 for each preferred share. In April 1999, the warrants were exercised, which resulted in the issuance of 1,045,747 Series P shares, of which the Company received (euro) 1,859 in proceeds.

The Series P Preferred shares were automatically converted one for one, to Series O Ordinary shares on July 7, 2000 when the Company began trading on the Nouveau Marche.


     Common stock

In December 1999, the Company raised (euro) 6,859 of net proceeds from the private placement of 1,400,000 ordinary shares for (euro) 4.90 per share.

In May 2000, the Board of Directors of the Company approved a one-for-two reverse stock split effective immediately. Accordingly, the par value of the Company's stock has been increased from (euro) 0.27 to (euro) 0.54. The effect of the stock split has been reflected in the financial statements for all periods presented and earnings per share have been adjusted accordingly. All references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been restated with the exception of the statement of changes in stockholder's equity.

On July 7, 2000, the Company completed an Initial Public Offering ("IPO") of 6,000,000 common shares in the form of American Depositary Shares on the NASDAQ National Market System and Series O Ordinary shares on the Nouveau Marche of the Paris Bourse. The net proceeds, after related costs of issuance of shares of approximately (euro) 8,150, amounted to approximately (euro) 68,650.


     Treasury Stock

In December 2000, the Shareholder's meeting authorized the repurchase of up to 10 % of our outstanding common stock. As of June 30, 2001, the Company had repurchased 19,942 shares of its outstanding common stock for approximately
(euro) 434 and sold 13,189 shares for approximately (euro) 287, pursuant to the repurchase program. At June 30, 2001, 6,753 shares are held as treasury stock and are available for general corporate purposes including issuance under our stock option and employee stock purchase plans.


     Sale of stock to employee

On October 13, 1995, in connection with the sale of shares to third party investors, a shareholder's agreement between the founding shareholders of the Company and these third parties provided the founding shareholders with a right to repurchase certain of those shares (the " repurchase option") if specified valuation targets were met in future periods.

In December 1998, the expiration date of the repurchase option was extended until June 30,1999, and the exercise price of the repurchase option was increased for all founding shareholders that continued to hold unexercised options. These modifications to the repurchase option required a remeasurement of the option value. Accordingly, the Company recognized an additional (euro) 388 of compensation expense related to the number of extended options.

In July 1999, two principal shareholders transferred shares acquired upon exercise of the repurchase option to certain employees and vendors at the repurchase option price. As that price was less than the fair value of the shares at that date, compensation expense of (euro) 355 was recognized.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


     Stock options

The Company has adopted five separate stock option plans (the "1996 Plan", the "1999 Plan", the "2000 Plan", the "2000 bis Plan" and the "2001 Plan" or, collectively, the "Plans") pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors. Each option granted under the 1996 Plan, 1999 Plan or 2000 Plan entitles the option holder to acquire 0.5 shares of the Company's common stock at a specified price. Each option granted under the 2000 bis Plan or 2001 Plan entitles the option holder to acquire 1 share of the Company's common stock at a specified price

The 1996 Plan provided for the grant of up to 500,000 stock options. Under the terms of the 1996 Plan, stock options granted vest ratably over a period of four years, with 25% vesting on each year anniversary of the grant date, and expire five years from the date of grant.

The 1999 Plan, 2000 Plan and 2000 bis Plan provided for the grant of up to 2,252,000, 500,000 and 500,000 stock options, respectively. Under the terms of the 1999 Plan, 2000 Plan and 2000 bis Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, 2 1/2 year, and third year anniversary of the date of grant, and expire eight years from the date of grant.

The 2001 Plan provided for the grant of up to 2,000,000 stock options. Under the terms of the 2001 Plan, stock options granted vest over a period of three years with 25% vesting on each of the one year, two year, 2 1/2 year, and third year anniversary of the date of grant, and expire 10 years from the date of grant.

A summary of the status of the Company's options under the Plans is as follows:

                                           Number of      Weighted Average
                                             Shares        Exercise Price
                                     ------------------- --------------------
Balance as of June 30, 1998                    226,750   (euro)        0.874
---------------------------          ------------------- --------------------

Granted                                        758,000                 1.768
Forfeited                                     (111,250)               (1.328)
                                     ------------------- --------------------
Balance as of June 30, 1999                    873,500                 1.598
---------------------------          ------------------- --------------------

Granted                                        652,250                 5.882
Forfeited                                      (20,500)               (2.424)
Exercised                                      (94,163)               (0.618)
                                     ------------------- --------------------
Balance as of June 30, 2000                  1,411,087                 3.627
---------------------------          ------------------- --------------------

Granted                                      1,514,585                27.321
Forfeited                                     (242,692)              (28.946)
Exercised                                     (185,897)               (1.780)
                                     ------------------- --------------------
Balance as of June 30, 2001                  2,497,083   (euro)       15.675
---------------------------          ------------------- --------------------

As of June 30, 2001, the Company had 1,348,857 options available to grant.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


The  following  table   summarizes   information   concerning   outstanding  and
exercisable options under the Plans as of June 30, 2001:

                                              Outstanding                                Exercisable
                          ----------------------------------------------------------------------------------------
  Range of Exercise                          Weighted-Average       Weighted-                        Weighted-
    Prices/Share             Number of     Remaining Life (in       Average        Number of     Average Exercise
                               Shares             Years)          Exercise Price      Shares           Price
------------------------- ----------------- ------------------- ----------------- ------------- ------------------
Under (euro)1.00                 6,875           0.334          (euro)  0.305           6,875    (euro)    0.305
From (euro)1.01 to 2.00        724,410           5.678                  1.753         252,097              1.741
From (euro)2.01 to 5.00        270,063           6.469                  4.089          58,376              4.230
From (euro)5.01 to 10.00       142,350           9.973                  8.140               -                  -
From (euro)10.01 to 20.00      418,350           8.658                 11.339          38,938             12.197
Over (euro)20.01               935,035           8.861                 33.008               -                  -

------------------------- ----------------- ------------------- ----------------- ------------- ------------------
Total                        2,497,083           7.685          (euro) 15.675         356,286    (euro)    3.264
========================= ================= =================== ================= ============= ==================

The Company accounts for its stock options in accordance with the intrinsic value method of APB 25, "Accounting for Stock Issued to Employees," pursuant to which employees' stock based compensation expense is calculated at the measurement date (generally, the date of grant) as the difference between the fair market value of the Company's stock and the option exercise price. Stock based compensation expense is recognized over the related service period, which is generally the vesting period of the stock options. Based on this method, the Company has recorded deferred stock compensation directly to shareholders' equity of (euro) 0, (euro) 1,244 and (euro) 1,270 as of June 30, 2001, 2000 and 1999, respectively. Such amounts are being amortized to expense over the vesting periods of the related options. For the year ended June 30, 2001, all stock options were granted at an exercise price equal to the market price at the date of grant. Therefore, no compensation expense was recognized.

The Company recognized stock compensation expense related to its stock options of (euro) 747, (euro) 1,052 and (euro) 166 for the years ended June 30, 2001, 2000 and 1999, respectively.


     Stock purchase warrants

The Company has granted warrants to certain members of executive management and certain investors. Each warrant entitles the holder to acquire 0.5 shares of the Company's common stock at a specified price.

On June 30, 1998, the Company issued 1,000,000 warrants to certain members of management for aggregate consideration of (euro) 15. Two warrants entitle the holder to purchase one common share of the Company for (euro) 1.22 per share. These warrants expire June 30, 2003. As of June 30, 2001, 574,578 warrants have been exercised and 2 have been cancelled.

On December 9, 1999, and in connection with the issuance of common shares, the Company also issued to certain investors and members of management 1,600,000 warrants to purchase 800,000 ordinary shares at an exercise price of (euro) 4.88 per share for aggregate consideration of (euro) 24. These warrants were immediately fully vested and expire on December 8, 2004. No compensation expense will be recognized on the warrants issued to members of management, as the strike price equals the fair market value of the stock at the measurement date. As of June 30, 2001, 1,537,500 warrants have been exercised and 5,000 have been repurchased and cancelled.

On December 9, 1999, the Company also issued 300,000 warrants to purchase 150,000 ordinary shares to certain members of management for aggregate consideration of (euro) 5. The exercise price of each of these warrants was determined based on the Company's ability to consummate an initial public offering at a stipulated price level. If the initial public offering were consummated at $ 14.00 per share or above, or if at the date of exercise of the warrant, the share price of the preceding trading day was at least equal to $
14.00 or a shareholder or third party makes a firm written offer to purchase the majority of our shares for at least $ 14.00, the warrant holder would be able to purchase common stock for (euro) 4.88 per share. Otherwise, the warrants may be exercised for a price of (euro) 487.84 per share.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


During the first day of trading on July 7, 2000, the Company achieved the required $ 14 share price to allow exercise of these warrants for an exercise price of (euro) 4.88 per share. Accordingly, (euro) 1,482 of compensation expense was recognized in the first quarter of the 2001 fiscal year. As of June 30, 2001, 140,000 warrants have been exercised. The remaining 160,000 warrants expired, unexercised on June 30, 2001. Therefore, none of these warrants remain outstanding at June 30, 2001.


     SFAS 123 disclosures

Had compensation cost for the Company's stock options and stock purchase warrants been determined in a manner consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income would have decreased by
(euro) 11,034, (euro) 524 and (euro) 43 for each of the years ended June 30, 2001, 2000 and 1999, respectively. Net loss per share, on a basic and diluted basis, would have been (euro) 0.92, (euro) 0.96 and (euro) 0.65 for each of the years ended June 30, 2001, 2000 and 1999, respectively.

Information with respect to the Company's option grants and the computation of fair value, using the Black Scholes evaluation model method, follows:



                                                                                Year Ended June 30,
                                                           ----------------------------------------------------------
                                                                   2001                2000                 1999
                                                           ----------------------------------------------------------
     Weighted average fair value of options granted        (euro)    21.665     (euro)    3.569      (euro)    2.064
     Total fair value of options granted                   (euro)    32,813     (euro)    2,328      (euro)    1,565
     Weighted average assumptions
          Expected holding period (years)                               3.6                 5.0                  5.0
          Risk-free interest rate                                     4.79%               5.94%                5.08%
          Volatility                                                135.19%                 N/A                  N/A
          Expected dividend yield                                       N/A                 N/A                  N/A


8 - EMPLOYEE RETIREMENT PLANS

     French employee retirement plan

The Company contributes to pensions for personnel in France in accordance with French law by contributing based on salaries to the relevant government agencies. There exists no actuarial liability in connection with these plans. French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation as of June 30, 2001 and 2000 was immaterial.

     U.S. defined contribution plan

The U.S. subsidiary has a contributory profit-sharing plan, which covers substantially all employees. Generally, eligible employees are allowed to contribute an amount not to exceed the lesser of 15% of their compensation or USD 10. The company may make additional discretionary contributions that are allocable to those participants who are employed on the last day of the plan year and have completed at least 1,000 hours of service during the plan year. In the event that the plan is determined to be a "top-heavy plan" as defined by the Internal Revenue Code, annual employer contributions are required under a formula based upon the compensation of the plan participants.

The subsidiary has made no contributions to the plan since inception.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


9 - DEBT

     ANVAR advance

In 1996, the Company was granted a (euro) 686 interest free cash advance by ANVAR (a French State organization to foster research). In June 2000, the Company was granted a new interest free advance by ANVAR for (euro) 305 that will be due by December 2002.

Debt consists of the following:

                                                           As of June 30,
                                                  --------------------------------
                                                         2001            2000
                                                  --------------- ----------------
     ANVAR interest free loan, due June 2002      (euro)     259    (euro)    442
     ANVAR interest free loan, due December 2002             305              305
                                                  --------------- ----------------
                                                             564              747
     Less current portion                                   (259)            (183)
                                                  --------------- ----------------
                                                  (euro)     305    (euro)    564
                                                  =============== ================


10 - COMMITMENTS AND CONTINGENCIES

     Operating leases

The Company leases its facilities and certain equipment under lease agreements expiring through December 31, 2011. Certain leases have renewal options to extend the lease periods up to an additional three to six years.

As of June 30, 2001, future minimum rental payments under these leases, summarized by fiscal years, are as follows:

Year ending June 30,
                  2002                                                 2,207
                  2003                                                 2,061
                  2004                                                 1,911
                  2005                                                 1,710
                  2006                                                 1,636
                  Thereafter                                           2,565
                                                        ---------------------
                  Total                                 (euro)        12,090
                                                        =====================

For the years ended June 30, 2001, 2000, and 1999, the operating rent expenses were (euro) 1,665, (euro) 270, and (euro) 109, respectively.


     Stock options

Under French tax law, favorable tax treatment is accorded to the Company and to the employees if, among other things, the shares are held for at least four or five years, depending on the grant date. Except in certain limited circumstances, if the shares are disposed of prior to the end of this four-year or five-year period, social security charges will be borne by both the Company and the employee.

Due to the unfavorable tax consequences to the employees of disposing of these shares before the expiration of the four-year or five-year period, it is considered unlikely that such disposals would take place. Accordingly, no liability for the Company's portion of the social security charges has been recorded in the financial statements. The amount payable by the Company in the event an employee did exercise and sell the shares so obtained before the four-year or five-year period elapsed would be approximately 45% of the difference between the market price of the stock at the exercise date and the exercise price.

                                  INFOVISTA SA

               (In thousands, except for share and per share data)


Assuming the exercise of all options vested at June 30, 2001, the taxes payable for the Company would have amounted to (euro) 752, calculated using the closing price of the shares on June 29, 2001. Depending on the future fluctuations of our share price, the taxes payable could be significantly higher. However, based on the significant adverse tax consequences to our employees, we believe that the sale of these shares by a significant number of our employees is improbable. Therefore, we have not recognized a provision for such taxes in our financial statements.


     Potential legal contingencies

The Company has various lawsuits, claims, commitments and contingent liabilities arising from ordinary conduct of its business. However, they are not expected to have a material adverse effect on its operating results, financial position and cash flows of the Company.


11 - RELATED PARTY TRANSACTIONS

InfoVista sells licenses and services to 3Com, which has been a significant shareholder of InfoVista (ownership percentage between 3% and 5% during the years ended June 30, 2001, 2000 and 1999). For the years ended June 30, 2001, 2000 and 1999, the Company recognized revenues from sales to 3Com amounting to
(euro) 259, (euro) 602 and (euro) 363, respectively. As of June 30, 2001 and 2000, the Company recorded trade receivables from 3Com amounting to (euro) 0 and
(euro) 52, respectively. Since May 2001, 3Com is no longer a shareholder of the Company.

InfoVista sells licenses and services to Clariteam. The Company' Chairman is a director of Clariteam and the Chairman, other officers and investors of our Company are also significant shareholders of Clariteam. For the years ended June 30, 2001, 2000 and 1999, the Company recognized revenues from sales to Clariteam amounting to (euro) 69, (euro) 0 and (euro) 0, respectively. As of June 30, 2001 and 2000, the Company recorded trade receivables from Clariteam amounting to
(euro) 42 and (euro) 0, respectively.

On December1, 1998, the Company entered into a management consulting contract with an enterprise, Alain Tingaud Innovations EURL, which is operated by the Company's Chairman and Chief Executive Officer. For the years ended June 30, 2001 and 2000, the Company paid management consulting fees of respectively
(euro) 76 and (euro) 229. The contract ended October 31, 2000.

On February 8, 2001, the Company completed a Second Public Offering ("SPO"). Pursuant to which, certain InfoVista's shareholders sold 3,562,500 shares of our company (including 464,674 shares as over-allotment option) in a public offering on the Nouveau Marche of Euronext and on the NASDAQ National Market System (in the form of American Depositary Shares). As of June 30, 2001 InfoVista recorded accounts receivables from officers and investors of our Company related to the Second Public Offering fees completed on February 8, 2001, amounting to (euro) 347.


12 - SUBSEQUENT EVENT

     Stock option surrender and re-grant scheme

On August 30, 2001, the Company offered to eligible employees the opportunity to renounce the right to the benefit from outstanding stock options to subscribe in Ordinary shares granted on or after September 1st, 2000 under the 2000 Stock Option Plan and the 2001 Stock Option Plan, with an exercise price greater than 30 euros, for new stock options to subscribe in Ordinary shares, subject to the terms and conditions described in the Offer to Grant (Form TO filed with the SEC on August 30, 2001) Subject to the terms and conditions of this offer, the new options will be granted at least six months and one day after the date the options were cancelled. The number of new options to be granted to each eligible employee will be the same number of the options that were cancelled. The Company does not expect to incur any stock compensation expenses, as a result of the stock option surrender and re-grant scheme.